News Release FOR IMMEDIATE RELEASE

AMICAS AGREES TO BE ACQUIRED BY MERGE HEALTHCARE FOR $6.05 PER SHARE IN CASH

Combination to Create a Leading Global Healthcare IT Provider and
a Pure-Play Medical Imaging Software Vendor

AMICAS to Terminate Merger Agreement with Thoma Bravo Affiliate

BOSTON, MA and MILWAUKEE, WI – March 5, 2010 – AMICAS, Inc. (NASDAQ: AMCS) and Merge Healthcare Incorporated (NASDAQ: MRGE) today announced that they will enter into a definitive merger agreement (the “Merge Acquisition Agreement”) pursuant to which Merge will acquire all of the outstanding shares of AMICAS for $6.05 per share in cash, or an aggregate of $248 million.  The Board of Directors of AMICAS has unanimously voted to terminate AMICAS’ previously announced agreement with an affiliate of Thoma Bravo, LLC and to enter into the Merge Acquisition Agreement.  Merge’s $6.05 per share cash purchase price represents a premium of approximately 13% percent over the $5.35 per share price contemplated by the prior agreement.

Together, AMICAS and Merge will become a leading global healthcare IT provider, bringing together the best employees, customers and solutions in a broad array of image and information management and related solutions.  The combined company’s solution portfolio will range from comprehensive automation solutions for cardiology and radiology providers to enterprise content management solutions for IDN’s to OEM solutions for health IT applications to trial, site and patient management solutions for pharmaceutical, biotechnology, medical device and contract research organizations.

The $6.05 per share cash purchase price represents a premium of approximately 38.8 percent over AMICAS' volume-weighted average share price during the 30 trading days ending December 24, 2009, the last trading day prior to the public announcement of AMICAS’ merger agreement with Thoma Bravo, and a 55.8 percent premium over AMICAS' volume-weighted average share price during the 90 trading days ending December 24, 2009.

The companies expect to promptly execute a definitive Merge Acquisition Agreement for a two-step transaction.  The first step will be a cash tender offer for all of AMICAS’ outstanding common stock, and the tender offer is expected to commence in about two weeks.  The second step will be a merger pursuant to which any untendered shares of AMICAS common stock will be converted into the right to receive the same $6.05 per share cash price.  The tender offer and merger will be subject to certain closing conditions, including successful tender of a minimum number of shares of AMICAS common stock, antitrust clearance and other regulatory approvals, and is expected to close in the second quarter of 2010.  There is no financing condition to the consummation of the transaction.

Stephen Kahane, MD, president, chief executive officer, and chairman of AMICAS, said, “Throughout this process, AMICAS’ Board has been focused on maximizing stockholder value and our agreement with Merge Healthcare demonstrates that commitment.  We are proud of what we have built at AMICAS, including the solutions we deliver, the intimate partnerships we have with our customers and the excellent reputation we have in the marketplace.  This transaction with Merge validates the strength of the business we have built.  We look forward to working with Merge to complete the transaction as expeditiously as possible.”

“We are very pleased with this significant positive step toward successfully combining these two great companies,” said Justin Dearborn, Merge CEO.  “Merge and AMICAS have strong histories of innovation in medical imaging software, experienced employees and engaged customers.  As a combined company, our suite of health IT solutions will encompass a broad range of medical and biopharmaceutical imaging solutions to meet the needs of today’s medical imaging providers.  In addition, Merge’s OEM and CAD technologies, international and eCommerce distribution channels, and additional market segments such as clinical trials provide new opportunities for AMICAS products and customers. On behalf of everyone at Merge, I look forward to welcoming and working closely with the AMICAS team.”

Merge has obtained $240 million of debt and equity commitments to finance the transaction.  Merge and Morgan Stanley Senior Funding, Inc. have executed a definitive commitment letter for $200 million of debt financing.  Merge also has $40 million of equity purchase commitments from private investors for the issuance of Merge common stock and a new class of Merge non-voting preferred stock.

Prior to entering into the Merge Acquisition Agreement, AMICAS will terminate its previous merger agreement.  In accordance with that  agreement, AMICAS will pay an affiliate of Thoma Bravo a termination fee of $8.6 million, half of which will be reimbursed by Merge.

Raymond James & Associates, Inc. is serving as financial advisor to AMICAS, and Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C. is serving as its legal counsel.  Morgan Stanley is Merge’s financial advisor and will act as its dealer-manager in connection with the tender offer.  McDermott Will & Emery LLP is legal counsel to Merge.

About Merge Healthcare Incorporated
Merge Healthcare Incorporated develops solutions that automate healthcare data and diagnostic workflow to enable a better electronic record of the patient experience, and to enhance product development for health IT, device and pharmaceutical companies.  Merge products, ranging from standards-based development toolkits to sophisticated clinical applications, have been used by healthcare providers, vendors and researchers worldwide for over 20 years. Additional information can be found at www.merge.com.

About AMICAS, Inc.
AMICAS, Inc. (www.amicas.com) is a leading independent provider of imaging IT solutions. AMICAS offers the industry’s most comprehensive suite of image and information management solutions — from radiology PACS to cardiology PACS, from radiology information systems to cardiovascular information systems, from revenue cycle management solutions to enterprise content management tools designed to power the imaging component of the electronic medical record (EMR). AMICAS provides a complete, end-to-end solution for radiology practices, imaging centers, and ambulatory care facilities. Hospitals and integrated delivery networks are provided with a comprehensive image management solution for cardiology and radiology that supports EMR strategies to enhance clinical, operational, and administrative functions.

Merge Healthcare Incorporated - cautionary statement regarding forward-looking statements

This press release contains “forward-looking statements,” including forward-looking statements regarding Merge’s offer to acquire AMICAS.  Merge has used words such as “believes,” “intends,” “anticipates,” “expects” and similar expressions to identify forward-looking statements.  These statements are based on information currently available to Merge and are subject to a number of risks and uncertainties that may cause Merge’s actual results of operations, financial condition, cash flows, performance, business prospects and opportunities and the timing of certain events to differ materially from those expressed in, or implied by, these statements.  Such statements may also include, but are not limited to, statements about the benefits of the proposed transaction, expected future earnings, revenues, cost savings, operations, business trends and other such statements that are not historical facts, which are or may be based on Merge’s plans, estimates and projections.  Such forward-looking statements involve risks and uncertainties, many of which are beyond the control of Merge, that could cause Merge’s actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, integration activities, increased competition, Merge’s ability to integrate its software products with those of AMICAS, unanticipated expenses in connection with litigation, settlement of legal disputes, regulatory investigations or enforcement actions, Merge’s indebtedness and ability to pay its indebtedness, tax law changes, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions of the transaction, adverse effects on the market price of Merge’s common stock and on Merge’s operating results because of a failure to complete the proposed acquisition, failure to realize the expected benefits of the proposed acquisition, significant transaction costs and/or unknown liabilities and general economic and business conditions that affect the combined company following the completion of the proposed acquisition. These risks, uncertainties and other factors include, without limitation, those matters discussed in Item 1A of Part I of Merge’s Annual Report on Form 10-K for the year ended December 31, 2008, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.  Except as expressly required by the federal securities laws, Merge undertakes no obligation to update such factors or to publicly announce the results of any of the forward-looking statements contained herein to reflect future events, developments, or changed circumstances, or for any other reason.  The following discussion should be read in conjunction with Merge’s consolidated financial statements and notes thereto appearing in its Annual Report on Form 10-K, and Item 1A, “Risk Factors” in both its Annual Report on Form 10-K for the year ended December 31, 2008 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

AMICAS, Inc.  - cautionary statement regarding forward-looking statements
This press release contains forward-looking statements. These forward-looking statements include, without limitation, statements regarding the expected benefits of the proposed transaction, future performance, and the completion of the transaction. These statements are based on the current expectations of management of AMICAS, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this press release, many of which are beyond AMICAS’ ability to control or predict. For example, among other things, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merge Acquisition Agreement; the outcome of any legal proceedings that have been or may be instituted against AMICAS and others relating to the transaction; or the failure to satisfy other conditions to consummation of the transaction; the failure of the transaction to close for any other reason; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of certain financings that will be obtained for the transaction; and other risks detailed in AMICAS’ current filings with the Securities and Exchange Commission (SEC), including its most recent filings on Forms 10-Q and 10-K, which are available at www.sec.gov. All forward-looking statements in this press release are qualified by these cautionary statements and are made only as of the date of this release. AMICAS is under no obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Important additional information will be filed with the SEC.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of AMICAS.  The tender offer for shares of AMICAS’ common stock described in this press release has not yet been commenced.

At the time the tender offer is commenced, Merge intends to file with the SEC and mail to AMICAS’ stockholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and AMICAS intends to file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These will contain important information about Merge, AMICAS, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merge and AMICAS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations departments of Merge or AMICAS.

Contacts:

At AMICAS	At Merge Healthcare

Investors Kevin Burns Chief Financial Officer 617-779-7855	Julie Pekarek Chief Marketing Officer 414-977-4254 jpekarek@merge.com

Media Matthew Sherman / Andrew Siegel Joele Frank, Wilkinson Brimmer Katcher 212-355-4449